

March 23, 2012

Via E-mail
Mr. Jeffrey H. Cooper
Senior Vice President and Chief Financial Officer
BioMarin Pharmaceutical Inc.
105 Digital Drive
Novato, CA 94949

Re: **BioMarin Pharmaceutical Inc.**
        Form 10-K for the Fiscal Year Ended December 31, 2011
        Filed February 22, 2012
        File No. 000-26727

Dear Mr. Cooper:

        We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis
Provision for Income Taxes, page 57

1. You indicate here that the 2011 provision for income taxes relates to foreign and state income taxes yet page F-41 shows the majority of 2011 income tax expense was federal. Please provide us proposed disclosure to be included in future periodic reports reconciling these two disclosures or tell us why you believe no revision is necessary. Also explain why a provision for current federal income tax is required when you are utilizing net operating loss carryforwards.

Financial Statements
(21) Revenue and Credit Concentrations, page F-39

2. Please provide us proposed disclosure to be included in future periodic reports that discloses the amount of accounts receivable that is past due by country related to Italy, Spain, Portugal and Greece and the number of days past due. Disclose the portion in each of these countries that is due directly from the government or funded by the government. Tell us the amount of allowance for doubtful accounts at December 31, 2011 related to receivables in each of these countries and why you consider that amount to be adequate.

(22) Income Taxes, page F-40

3. Please provide us proposed disclosure to be included in future periodic reports explaining why you are recognizing foreign current income tax expense when you show losses before income tax from non-U.S. sources for all three years. Also disclose why the losses from non-U.S. sources do not appear to be reported as foreign net operating loss carryforwards. Tell us why the losses increased greatly in 2010 and 2011.

4. You disclose "Based on projected U.S. taxable income and other key operating factors, the Company concluded in 2010 that it is more likely than not that a significant portion of the benefit of its deferred tax assets would be realized. As a result, the amount of the valuation allowance related to the deferred tax assets expected to be realized was reversed, resulting in a net tax benefit in 2010 of $230.6 million, which was recorded as a tax benefit in the Company's consolidated statement of operations in 2010." Please provide us with a detailed analysis to support your conclusion that no additional valuation allowance was warranted. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant